VINSON & ELKINS ATTORNEYS AT LAW	VINSON & ELKINS L.L.P.
2300 FIRST CITY TOWER
1001 FANNIN STREET
HOUSTON, TEXAS 77002-6760
TELEPHONE (713) 758-2222
FAX (713) 758-2346
www.velaw.com

 Heather G. Callender
Direct Dial (713) 758-4618
Direct Fax (713) 615-5038
hcallender@velaw.com

January 7, 2005

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-5
Washington, D.C. 20549-0405

Attention:	Mr. Alex Shukhman
Re:	Hiland Partners, LP Registration Statement on Form S-1 Filed on October 22, 2004 (File No. 333-119908)

Dear Mr. Shukhman:

        On behalf of Hiland Partners, LP (the "Partnership"), we have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 2 ("Amendment No. 2") to the above-referenced registration statement (the "Registration Statement"). This letter sets forth the responses of the Partnership to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letter dated January 3, 2005 (the "Comment Letter"). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below such comment is the Partnership's response.

        Information provided in this letter on behalf of the Partnership, the directors and executive officers of its general partner and its controlling persons has been provided to us by the Partnership.

General

1.
We note your responses to prior comments 3, 5, 8, 10 and 35. Once you provide new information, new exhibits or responsive disclosure, we may have additional comments.

  Response: With respect to prior comment 3, the Partnership will supplementally provide the Staff with copies of all artwork, any graphics and any accompanying captions to be included in the prospectus prior to printing and distribution of the preliminary prospectus. We hereby acknowledge that the Staff may have comments on such material after reviewing them.

United States Securities and Exchange Commission
Division of Corporate Finance
January 7, 2005

  With respect to prior comment 5, the Partnership has updated and will continue to update the Registration Statement so that the prospectus includes the latest and best information as of its most recent date.

  With respect to prior comment 8, copies of the sales materials for this offering are attached as Exhibit 1 to this letter.

  With respect to prior comment 10, the Partnership has filed all exhibits that are currently available and the Partnership will file the remaining exhibits promptly as soon as they become available.

  With respect to prior comment 35, the Registration Statement has been revised to disclose all material restrictions or limitations on the payment of distributions contained in the Partnership's debt instruments. Please see pages 67-68.

2.
As appropriate, make corresponding changes throughout your document. Also ensure that you have addressed every portion of each comment. See prior comment 1. For example, in response to comment 3 of this letter as well as prior comment 31, please make changes to the second caption on page 23 and to the first caption on page 26.

  Response: The Partnership acknowledges this comment 2 and the Registration Statement has been revised accordingly.

Prospectus Cover Page

3.
We note your response to prior comment 16. Further revise to include the risk related to total reliance on your general partner, or explain why you omit it. Also make clear that the general partner determines the fees it is paid, and eliminate the mitigating reference here and in the risk factors section to the "good faith" component of that determination.

  Response: The Registration Statement has been revised as requested. Please see the cover page and pages ii, 3 and 23.

Risk Factors, page 15

4.
Further revise your captions as necessary to comply with prior comment 31. For example, refer to the last sentence of that comment. See also the first caption on page 16.

  Response: The Registration Statement has been revised as requested. Please see the cover page and pages ii and 16-31.

5.
Where appropriate, but outside of the Risk Factors section, disclose the information you provided in the first sentence of the second paragraph of your response to prior comment 32.

United States Securities and Exchange Commission
Division of Corporate Finance
January 7, 2005

  Response: The Registration Statement has been revised to disclose the information requested. Please see page 90.

Use of Proceeds, page 30

6.
We note the disclosure you provided in response to prior comment 22. Because the amount you designate for working capital appears rather substantial, provide additional detail. For example, disclose whether portions might be used to pay minimum quarterly distributions or for any planned capital expenditures. If so, provide quantification as available. Also discuss whether you intend to use the amounts for any particular purposes in the near term.

  Response: The Registration Statement has been revised to provide additional detail on the use of proceeds and working capital. Please see pages 8 and 32.

Dilution, page 32

7.
We note your response to prior comment 33. Disclose the name of the independent, third-party appraiser, identify the party as an expert in the prospectus, and file as an exhibit its consent to being named in the document.

  Response: The Registration Statement has been revised to disclose that the "fair value" was determined by management in the manner described in the Registration Statement. Please see pages 34 and F-8.

Cash Distribution Policy, page 33

8.
We note your new disclosure regarding the determinations to be made by your general partner. Explain further here or in the "Fiduciary Duties" disclosure what constitutes "good faith" for these purposes. For example, is it merely conduct that does not result in a finding by an appropriate court of "bad faith", fraud, willful misconduct or gross negligence?

  Response: The Registration Statement has been revised to explain what constitutes "good faith." Please see page 35.

Management, page 86

9.
We restate the last sentence of prior comment 42. Also explain how, in the absence of any employment agreements, the named individuals will be "entitled" to the listed annual salaries. Finally, specify whether you have entered into any agreements with the general partner as to the level of compensation for your executive officers either individually or as a group.

  Response: The Registration Statement has been revised as requested. Please see page 93.

United States Securities and Exchange Commission
Division of Corporate Finance
January 7, 2005

Conflicts of Interest and Fiduciary Duties, page 97

  Fiduciary Duties, page 99

10.
We note your revised disclosure in response to prior comments 47 and 48. Provide additional disclosure to discuss the detriments (comment 47) and any expectation regarding potential violations (comment 48). Make clear how your partnership agreement reduces or eliminates particular obligations of the general partner. For example, explain any differences in standards pertaining to affiliated and non-affiliated transactions. If appropriate, make corresponding changes to your Risk Factors disclosure as well.

  Response: The first paragraph on page 105 of the Registration Statement has been revised to expand the discussion of the detriments and any expectation of future violations. We have revised the section entitled "Partnership agreement modified standards", which section explains how the partnership agreement reduces or eliminates the obligations of the general partner, and to clarify which standards are only applicable to affiliated transactions.

Material Tax Consequences, page 120

11.
We note the new disclosure at page 129. Revise to clarify that the reference to the method being reasonable is the conclusion or opinion of named legal counsel.

  Response: The Registration Statement has been revised as requested. Please see page 135.

Underwriting, page 136

12.
Advise us whether you expect the underwriter to provide additional, supplemental information to those recipients of the Directed Share Program materials who call with questions. We note that the letter accompanying the Indication of Interest instructs recipients of the Directed Share Program materials to call AG Edwards if the reader has any questions about the transaction after reviewing the prospectus. Clarify whether you have prepared or will prepare materials or scripts for AG Edwards in that connection.

  Response: Other than those materials previously provided as Exhibit 1 of our response letter dated January 7, 2005 (as modified by Exhibit 2 to this letter), A.G. Edwards has advised the Partnership that it does not intend to provide any additional, supplemental information to those recipients of the Directed Share Program who call with questions other than to respond orally to questions about the Directed Share Program on such calls. A.G. Edwards has revised its letter accompanying the Indication of Interest to delete the reference to recipients of the Directed Share Program materials calling A.G. Edwards with questions regarding the transaction and to clarify that such recipients may call A.G. Edwards with questions about the Directed Share Program (the "Take Stock Program"). The Partnership has not prepared and does not intend to prepare any materials or scripts for A.G. Edwards in that connection. The revised materials are attached as Exhibit 2 to this letter.

United States Securities and Exchange Commission
Division of Corporate Finance
January 7, 2005

13.
Revise the Directed Share Program materials to eliminate any requirement that the reader must agree to having "read" or "understood" the materials or the facts you describe.

  Response: The Directed Share Program materials have been revised as requested. Please see Exhibit 2 to this letter.

Exhibits, page II-1

14.
We will issue under separate cover any comments relating to your recent application for confidential treatment. We will not be in a position to consider a request for accelerated effectiveness of the registration statement until all outstanding issues, including the application, have been resolved.

  Response: The Partnership acknowledges this comment 14 and understands the Commission's position.

Undertakings, page II-2

15.
We note your response to prior comment 67 and restate the comment. We believe that the applicable undertakings are appropriate, notwithstanding your other Exchange Act reporting requirements.

  Response: The Registration Statement has been revised as requested. Please see page II-3.

Financial Statements and Related Disclosure

Summary Historical and Pro Forma Financial and Operating Data, page 12

16.
Rename your non-GAAP measure "gross margin," to avoid confusion with the GAAP measure "gross margin," which is calculated by subtracting costs of sales, including depreciation and amortization, from revenues.

  Response: The Partnership has revised the Registration Statement to rename "gross margin" to "total segment margin," which consists of "midstream segment margin" and "compression segment margin."

United States Securities and Exchange Commission
Division of Corporate Finance
January 7, 2005

Pro forma financial statements, page F-2

17.
We note your response to our prior comment 59. We note further the disclosures on page 6 of your filing, where you state that on July 21, 2004, Continental Resources completed the sale of Continental Gas to the "Hamm Parties." You go on to state that Hiland Partners, LLC, is owned by the "Hamm Parties" and by an entity owned by Randy Moeder. We are unable to relate these statements to the first paragraph of your response, where you describe ownership interests in those two entities but do not name them. Please explain to us again the ownership interests of the two entities but also name the parties. At your option, you may explain this verbally in a phone conference rather than respond in writing. If this is your preference, please call Sandy Eisen (202-942-1805) to schedule.

  Response: Pursuant to a conference call held on January 6, 2005 with Sandy Eisen, we will provide supplementally to the Staff an analysis of why Hiland Partners, LLC and Continental Gas, Inc. were not under common control pursuant to ETIF 02-5 for the periods presented.

        If you have any questions or comments, please call the undersigned at (713) 758-4618, Douglas E. McWilliams at (713) 758-3613 or David P. Oelman at (713) 758-3708.

Sincerely,
VINSON & ELKINS L.L.P.
By:	/s/ HEATHER G. CALLENDER Heather G. Callender